FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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GlaxoSmithKline plc - Result of AGM

GlaxoSmithKline (GSK) announces that at its Annual General Meeting today, all resolutions, including those electing and re-electing Board members, were passed by shareholders.

GlaxoSmithKline Annual General Meeting Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Adoption of Financial Statements	3,753,123,915	98.71	49,078,100	1.29	3,802,202,015	11,386,486
2	Approval of the Remuneration Report	3,697,894,692	97.40	98,521,629	2.60	3,796,416,321	17,172,180
3	Election of James Murdoch	3,757,009,509	99.43	21,384,326	0.57	3,778,393,835	35,194,666
4	Re-election of Larry Culp	3,793,634,452	99.65	13,335,747	0.35	3,806,970,199	6,618,302
5	Re-election of Sir Crispin Davis	3,792,927,536	99.63	14,128,576	0.37	3,807,056,112	6,532,389
6	Re-election of Dr Moncef Slaoui	3,745,211,760	98.65	51,318,902	1.35	3,796,530,662	17,057,839
7	Re-election of Tom de Swaan	3,741,563,392	98.28	65,347,381	1.72	3,806,910,773	6,677,727
8	Re-appointment of Auditors	3,737,041,438	99.50	18,663,218	0.50	3,755,704,656	57,883,845
9	Remuneration of Auditors	3,773,188,034	99.69	11,620,178	0.31	3,784,808,212	28,780,289
10	To authorise the company to make donations to Political Organisations & incur Political Expenditure	3,701,721,594	97.53	93,559,528	2.47	3,795,281,122	18,307,379
11	Authority to allot shares	3,605,902,539	96.41	134,189,208	3.59	3,740,091,747	73,496,753
12	Disapplication of pre-emption rights***	3,770,592,309	99.16	32,012,872	0.84	3,802,605,181	10,983,320
13	Authority for the Company to purchase its own shares ***	3,748,071,427	98.56	54,890,465	1.44	3,802,961,892	10,626,609
14	Exemption from statement of senior statutory auditor’s name	3,787,552,173	99.66	12,766,383	0.34	3,800,318,556	13,269,945
15	Reduced notice of a general meeting other than an AGM ***	3,669,136,339	96.39	137,612,154	3.61	3,806,748,493	6,840,007
16	Adoption of the GSK 2009 Performance Share Plan	3,704,014,846	97.60	91,201,480	2.40	3,795,216,326	18,372,175
17	Adoption of the GSK 2009 Share Option Plan	3,690,525,851	98.50	56,305,534	1.50	3,746,831,385	66,757,116
18	Adoption of the GSK 2009 Deferred Annual Bonus Plan	3,721,471,866	98.00	76,062,571	2.00	3,797,534,437	16,054,064

Notes:

*    Includes discretionary votes.

**    A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

***    Indicates Special Resolutions requiring a 75% majority

The following table provides further relevant information:

	GlaxoSmithKline's Ninth AGM (2009)	GlaxoSmithKline's Eighth AGM (2008)
Issued share capital (excluding Treasury Shares)	5,188,385,638	5,352,175,102
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	73.50%	73.78%
Total shareholder population	170,054	172,581
Total number of proxies lodged	10,580	12,896
% of shareholders who lodged proxies	6.22%	7.47%
Number of shareholders, corporate representatives and proxies who attended the AGM	276	266

S M Bicknell

Company Secretary

20 May 2009

These results will shortly be available on the Company's website  www.gsk.com .

Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 20, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc